                                           Exhibit 12

                                    DynCorp and Subsidiaries
                                     Computation of Ratios
                                     (Dollars in Thousands)

(1)  Ratio of earnings to fixed charges

                                                   For the Year Ended December 31,
                                           1990       1991       1992       1993       1994
Fixed Charges
  Interest on debt                      $12,405    $16,341    $24,145    $24,894    $24,912
  Amortization of discount                2,941      2,569        731        644        706
    and expenses
  Interest element of rentals             4,481      4,993      4,902      5,518      7,372
                                        $19,827    $23,903    $29,778    $31,056    $32,990

Earnings
  Loss from continuing operations
   and before income taxes and
   extraordinary items                 $(18,942)  $(18,592)  $(20,648)  $(11,133)  $(16,907)
 Interest on debt                        12,405     16,341     24,145     24,894     24,912
 Amortization of debt discount
   and expense                            2,941      2,569        731        644        706
 Interest element of rentals              4,481      4,993      4,902      5,518      7,372
 Minority interest (pre-tax)                  -          -          -     (1,441)    (1,660)
                                            885      5,311      9,130     18,482     14,423

Deficiency in earnings available to
  cover fixed charges                  $(18,942)  $(18,592)  $(20,648)  $(12,574)  $(18,567)


(2)  Ratio of long term debt to equity

Total long-term debt                          $230,609
Total equity                                    $7,250
Ratio of long-term debt to equity           31.8  :  1